Exhibit 99.4

120 Collins Street Melbourne 3000 Australia T +61(0) 3 9283 3333 F +61(0) 3 9283 3707
Media release

Rio Tinto opts to retain diamonds businesses

24 June 2013

Rio Tinto has decided to retain its diamonds businesses after concluding a strategic review which considered a range of options, including potential divestment.

Rio Tinto Diamonds & Minerals chief executive Alan Davies said “The medium to long-term market fundamentals for diamonds remain robust, fuelled by growing demand for luxury goods in Asia and continuing strong demand in North America.

“We have valuable, high-quality diamonds businesses that are well positioned to capitalise on the positive market outlook.

“After considering a number of alternative strategic ownership options it is clear the best path to generate maximum value for our shareholders is to retain these businesses.”

About Rio Tinto Diamonds

Rio Tinto operates a fully integrated diamonds business from exploration through to sales and marketing. It is one of the world’s major diamond producers through its 100 per cent ownership of the Argyle mine in Australia, 60 per cent of the Diavik mine in Canada and a 78 per cent interest in the Murowa mine in Zimbabwe. These three mines allow Rio Tinto to produce the full range of diamonds for all market segments. Rio Tinto also has an advanced diamond project, Bunder, in India.

Rio Tinto’s share of the production from its three operating diamond mines is sold through its sales and marketing headquarters in Antwerp, with representative offices in Mumbai, Hong Kong and New York. It also operates a niche cutting and polishing factory in Perth for the rare pink diamonds from its Argyle mine. Rio Tinto is a leading supporter of the Kimberley Process as well as a founding member of Responsible Jewellery Council.

Website: www.riotintodiamonds.com

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

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For further information, please contact:

Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Christopher Maitland
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Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
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David Outhwaite	David Ovington
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Christina Mills
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Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
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Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
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High resolution photographs and media pack available at: www.riotinto.com/media